Video Transcript

Hi I'm Sumaya the founder of Layali.us and this is how Layali started

When I came from Syria to the US and missed everything about home so I thought maybe some food from my country would make me feel better.

but always that unfortunately it took me too long to find the nearest Arabicstore in my city the closest store was two hours travel by car with kids and the store wasn't organized the prices were so high some products were expired not even close to the quality of our original food.

This full experience made me so frustrated and it wasn't just me so I decided to find a solution and Layali.us was born.

At Layali you can finish your shopping on our website well in the comfort of your home. We get the best quality products from the best manufacturers in the Middle East and ship it directly to the doors of over 5 million potential customers here in the USA, saving our customers time and money and providing them with super quality and fresh products. Since launching in 2018 our store was constantly selling out of products making happy customers and barely keeping up with the demand. We also launched our famous baklava on Amazon and quickly became Amazon's choice for baklava gift box.

So what's next with your investment? We will get a much wider range of inventory and cut our costs and prices by 100% to continue our growth and acquire more loyal customers and then add new lines and expand to new markets. I mean with us being one of the first tapping into this market we will rock this so join the party today, seats are limited